Exhibit 99.1

NEWS

FOR IMMEDIATE RELEASE

BMO Announces Retirement of Patrick Cronin, Names Piyush Agrawal Chief Risk Officer

TORONTO, June 8, 2022 – Bank of Montreal (TSX:BMO) (NYSE:BMO) today announced the upcoming retirement of its Chief Risk Officer, Patrick Cronin, and the appointment of Piyush Agrawal into the role. Mr. Agrawal will join the bank as Deputy Chief Risk Officer on July 1 and, after a transition period with Mr. Cronin, become Chief Risk Officer on November 1.

Mr. Agrawal, a seasoned executive with global risk experience, joins BMO from Citigroup, where he held the role of Chief Risk Officer for Citibank, N.A. and Global Head of Climate Risk since 2021. He joined Citigroup in 2002, holding roles including Chief Operating Officer of Citibank N.A., Chief Risk Officer of Asia Pacific, and Head of Corporate Strategy.

“I’m delighted to welcome Piyush to BMO, and we are excited to have him join our leading risk management group,” said Darryl White, Chief Executive Officer, BMO Financial Group. “I have been particularly impressed by his business acumen, customer focus, regulatory experience, along with his deep risk management capabilities and expertise on ESG and climate topics. His reputation for personal curiosity and lifelong learning, as well as developing high performing teams, precedes him. These behaviours are essential to a strong risk function and are at the core of BMO’s culture.”

Mr. Cronin first joined BMO in 1993, holding important leadership roles in BMO Capital Markets including Head of Trading Products, Chief Operating Officer, and CEO & Group Head, before his appointment as Chief Risk Officer of BMO Financial Group in 2018. Mr. Cronin has also served as an Advisory Board member of Western University’s Ivey School of Business, as well as on the board of the Loran Scholars Foundation. He is past Sector Chair of the United Way Toronto & York Region Individual Giving Cabinet, as well as BMO’s own Employee Giving campaign.

“Throughout his career, Pat has made a significant impact across our bank,” continued Mr. White. “He expertly steered our COVID-19 response and our Risk function through the pandemic and the complex credit and market environment that has defined the past 24 months. He is a trusted advisor, and one of the strongest bankers I have worked with. He has also shown a true commitment to the communities we serve, helping to Grow the Good for so many. I consider it a privilege to have delivered for our stakeholders alongside him for decades.”

About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider - the 8th largest bank, by assets, in North America. With total assets of $1.04 trillion as of April 30, 2022, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

For News Media Inquiries:

Paul Gammal, Toronto, paul.gammal@bmo.com, (416) 867-3996

Internet: www.bmo.com	Twitter: @BMOMedia